UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                           (Amendment No. 7)

                              VIACOM INC.
              ------------------------------------------
                           (Name of Issuer)

                 Class A Common Stock, $0.01 Par Value
              ------------------------------------------
                    (Title of Class of Securities)

                              925524 10 0
              ------------------------------------------
                            (CUSIP Number)


      Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
                       (however, see the Notes).

                  (Continued on the following pages)

                           Page 1 of 6 Pages

         CUSIP NO.  925524-10-0    Schedule 13G   Page 2 of 6 Pages


         (1)   Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          NATIONAL AMUSEMENTS, INC.
                -------------------------------------------------
          I.R.S. Identification No. 04-2261332
                -------------------------------------------------

         (2)   Check the Appropriate Box if a Member of Group (See
             Instructions)

         /  /  (a)   ------------------------------------

         /  /  (b)   ------------------------------------

         (3)   SEC Use Only  ------------------------------------
                -------------------------------------------------

         (4)   Citizenship or Place of Organization    Maryland
                                                        ---------
                -------------------------------------------------
	-----------------   (5)    Sole Voting Power      45,547,214
           Number of
           Shares          (6)   Shared Voting Power              0
           Beneficially
           Owned by
           Each          (7)  Sole Dispositive Power     45,547,214
           Reporting
           Person
           With          (8)  Shared Dispositive Power            0
        __________

         (9)   Aggregate Amount Beneficially Owned by Each Reporting
		Person
                                   45,547,214
          ------------------------------------------------------
      (10) Check if the Aggregate Amount in Row (9) Excludes Certain
          Shares (See Instructions) ---------------------------
         ------------------------------------------------------
     (11) Percent of Class Represented by Amount in Row (9)  85.2%
         ------------------------------------------------------
    (12) Type of Reporting Person (See Instructions)         CO
         ------------------------------------------------------

         CUSIP NO.  925524-10-0    Schedule 13G   Page 3 of 6 Pages


         (1)   Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          SUMNER M. REDSTONE
                --------------------------------------------------
                S.S. No.
                --------------------------------------------------

         (2)   Check the Appropriate Box if a Member of Group (See
             Instructions)

         /  /  (a) ---------------------------------------

         /  /  (b) ---------------------------------------

         (3)   SEC Use Only --------------------------------------
                ---------------------------------------------------

         (4)   Citizenship or Place of Organization    United States
                                                        -------------
                ---------------------------------------------------
         __________
                       (5)    Sole Voting Power         45,547,294*
          Number of
          Shares       (6)   Shared Voting Power                  0
         Beneficially
         Owned by
         Each          (7)  Sole Dispositive Power    45,547,294*
         Reporting
         Person
         With          (8)  Shared Dispositive Power            0
        __________

         (9)   Aggregate Amount Beneficially Owned by Each Reporting
              Person
                         45,547,294*
            ------------------------------------------------------
         (10) Check if the Aggregate Amount in Row (9) Excludes Certain
              Shares (See Instructions) ---------------------------
            ------------------------------------------------------
        (11) Percent of Class Represented by Amount in Row (9)  85.2%
            ------------------------------------------------------
        (12) Type of Reporting Person (See Instructions)         IN
           ------------------------------------------------------

         *Includes shares owned by National Amusements, Inc.

         CUSIP NO.  925524-10-0    Schedule 13G   Page 4 of 6 Pages


          The Schedule 13G, previously filed by the undersigned   with
respect to the Class A Common Stock, par value $0.01    per share (the
"Class A Common Stock"), of Viacom Inc. (the       "Company") is
hereby amended as follows:

         Item 2(a). Name of Person Filing.


                    ---------------------
             Item 2(a) is amended and supplemented as follows:

                  This statement is being filed jointly by (i)
                  National Amusements, Inc. ("NAI") and (ii) Sumner
                  M. Redstone, President, Chief Executive Officer, Chairman of the Board and controlling shareholder of NAI. NAI and Mr. Redstone are referred to collectively as the "Reporting Persons".

         Item 2(d). Title of Securities.
                    --------------------
               Item 2(d) is amended and supplemented as follows:

                  Class A Common Stock, par value $0.01 per share
                  (the "Class A Common Stock").

         Item 4.    Ownership.
                    ----------
                Item 4 is amended and restated in its entirety as
                     follows:

                (a) Amount Beneficially Owned: NAI beneficially owned 45,547,214 shares of Class A Common Stock*; Mr. Redstone beneficially owned 45,547,294 shares of Class A Common Stock* (including the shares owned by NAI).

                (b)  Percent of Class:  85.2%

                (c)  Number of shares as to which such person has:

                  (i)    sole power to vote or direct the vote:
                         45,547,214 shares of Class A Common
                         Stock with respect to NAI; 45,547,294
                         shares of Class A Common Stock with
                         respect to Mr. Redstone (including the
                         shares owned by NAI);
         _______________________________
         * As of December 31, 1993.

         CUSIP NO.  925524-10-0    Schedule 13G   Page 5 of 6 Pages


                 (ii)   shared power to vote or direct the vote: None;

                (iii) sole power to dispose or direct the disposition of: 45,547,214 shares of Class A Common
                        Stock with respect to NAI; 45,547,294
                        shares of Class A Common Stock with
                        respect to Mr. Redstone (including the
                        shares owned by NAI);

               (iv) shared power to dispose or to direct the disposition of: None.

          NAI previously announced its intention to buy, from time to time, up to an additional 3,000,000 shares of Viacom Inc. Class A Common Stock and 2,423,700 shares of Viacom
         Inc. Class B Common Stock, par value $0.01 per share (the
         "Class B Common Stock"), in connection with a buying program initiated in August 1987. As of December 31, 1993, NAI had acquired 1,466,200 shares of Class A Common Stock and
         1,908,100 shares of Class B Common Stock pursuant to this buying program. On August 20, 1993, NAI ceased making purchases of both Class A Common Stock and Class B Common Stock.

         CUSIP NO.  925524-10-0    Schedule 13G   Page 6 of 6 Pages


         Signatures
         ----------


          After reasonable inquiry and to the best of your knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
         Pursuant to Rule 13d-1(f)(1), we agree that this statement is filed on behalf of each of us.


         Date: February 14, 1994            /s/  Sumner M. Redstone
                                            ------------------------
                                              Sumner M. Redstone,
                                               Individually

                                            NATIONAL AMUSEMENTS, INC.

                                           /s/  Sumner M. Redstone
                                            --------------------------
                                              Sumner M. Redstone,
                                              Chairman, President and
                                              Chief Executive Officer